News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 26, 2025

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada… Seabridge Gold (the "Company") today provided the results of its annual general meeting of shareholders held on June 25, 2025. A total of 70,526,925 common shares were represented at the meeting, representing 70.15% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  To Fix the Number of Directors of the Company at ten (99.14% votes for);
  Election of all of management's nominees to the board of directors of the Company;

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	53,457,425	611,555	98.87%
Matthew Coon Come	53,425,307	643,672	98.81%
Rudi P. Fronk	53,235,868	833,110	98.46%
M. Colin Joudrie	53,718,167	350,813	99.35%
Melanie R. Miller	53,703,236	365,744	99.32%
Clem A. Pelletier	53,720,659	348,321	99.36%
Julie Robertson	53,700,508	368,471	99.32%
John W. Sabine	50,297,813	3,771,166	93.03%
Gary A. Sugar	53,761,058	307,921	99.43%
Carol T. Willson	53,413,099	655,880	98.79%

  Appointment of KPMG LLP as auditor of the Company for the ensuing year (98.29% votes for);
  Authorization of the directors to fix the auditors remuneration (98.64% votes for);
  Approve the adoption of a new By-law for the Corporation (63.44% votes for);
  Approval, on an advisory basis, of the Corporation's approach on executive compensation (93.52% votes for).

A total of 16,457,945 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors, the approval of the adoption of the new By-Law or the advisory vote on executive compensation.

Seabridge Chairman and CEO Rudi Fronk noted the departure of long-time board members Mr. Jay Layman and Mr. Eliseo Gonzalez Urien and their new roles as Board advisors.  Mr. Layman worked as President and COO for over 10 years and has served as a director of Seabridge for over 13 years. During his tenure he made significant contributions to the growth and strategic direction of Seabridge.  Mr. Gonzalez-Urien is an accomplished and enthusiastic geologist who has made a remarkable contribution to the evolution of Seabridge, particularly to our exploration successes, since he first became a director 19 years ago.  "Seabridge has been fortunate to have had the benefit of their guidance for such a long time and, on behalf of all of our shareholders, I thank them for all they have done for us." To facilitate a smooth transition at the Board level, both have agreed to serve as advisors to the board for an additional year.

At the same time, we are delighted to have Mr. Colin Joudrie join our board.  Mr. Joudrie has over 35 years of experience in the mining industry in roles that will enable him to make a substantive contribution to the board's consideration of technical matters, joint venture negotiation and management of large project development, as well as property evaluation and acquisitions.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com